Exhibit 99.2

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

26 July 2013

PRIMA BIOMED FOURTH QUARTER HIGHLIGHTS AND CONFERENCE CALL

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today released its Appendix 4C – Quarterly Report for the fourth quarter of financial year 2013, the three month period ending 30 June 2013.

The Company ended the quarter with approximately A$30.02 million in cash and term deposits. The majority of funds spent during the quarter were related to ongoing development activities of Prima’s lead product in clinical development, CVac™.

Fourth Quarter Highlights

CAN-003 abstract accepted for oral presentation at the European Cancer Congress in Amsterdam. Dr. Jeffrey Goh, the lead author, will deliver an oral presentation of top-line results from the CAN-003 trial during the Gynecological Cancer session that starts at 9:00am, Central European Time, on October 1, 2013. CAN-003 is a 63-patient study of CVac for the maintenance treatment of epithelial ovarian cancer patients in remission. The CAN-003 results will be important to help inform the ongoing clinical development of CVac for ovarian cancer.

Exploratory phase 2 trials of CVac. Based on the positive immune activity seen in CVac trials to date, Prima believes there are potential clinical applications in addition to the treatment of ovarian cancer. Prima announced its plans to launch three exploratory, phase 2 trials of CVac for the treatment of resectable pancreatic, triple-negative breast, and metastatic colorectal cancers. These trials will be co-funded by a 3.8 million euro grant from the Saxony Development Bank in Germany. Positive data from these exploratory trials would broaden the clinical utility and increase the commercial value of CVac.

CANVAS status update. Prima has continued its controlled roll out of the CAN-004 protocol, or “CANVAS” trial. As of June 30, 2013, 38 cell collection centers were activated, 44 clinical centers have been initiated and are allowed to enroll patients onto the trial, 75 patients have consented to participate on the trial and have been screened, 46 patients have met eligibility criteria and have been randomized, and eight patients have completed their first-line chemotherapy and continued onto the doing stage of the trial. The CANVAS trial is a phase 2/3, multinational, multicenter, randomized, and placebo-controlled trial of CVac for the maintenance treatment of epithelial ovarian cancer patients who achieve remission after successful first-line surgery and chemotherapy.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Share purchase plan and options entitlement offer. Proceeds of approximately A$ 7.71 million were received during the quarter as a result of the Company’s shareholder purchase plan and options entitlement offer.

Appointment of Russell J. Howard, PhD, as non-executive director. Dr. Howard brings a strong scientific background and significant executive-level industry experience to Prima’s Board.

Japanese patent granted for CVac. Prima was granted a method of use patent to protect methods used in the manufacture of CVac.

Webcast and Conference Call Information

Prima’s management will hold a conference call to discuss its quarterly report and its R&D progress on Tuesday, the 6th of August 2013 at 9:00am (Sydney local time). This corresponds to Monday, the 5th of August 2013 at 7:00pm U.S. Eastern daylight time. The Conference call dial-in numbers are as follows:

Australia Toll Free Australia Alternate Toll Free USA & Canada Germany	1 800 131 617 1 800 838 758 1 855 237 2970 0800 189 9369

The call will also be webcast with additional supplemental slides available via http://services.choruscall.com/links/primabiomed20130806.html. Before launching the webcast, it is recommended to click on the link and then on “test your systems configuration.”

A replay and a transcript of the teleconference will be available through Prima’s website following the live event.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon starting in trials for pancreatic, colorectal, and triple-negative breast cancers.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889